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JULIE.GAO@SKADDEN.COM		HOUSTON
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PARTNERS	www.skadden.com	PALO ALTO
CHRISTOPHER W. BETTS		WASHINGTON, D.C.
WILL H. CAI ^		WILMINGTON
GEOFFREY CHAN *
CHI T. STEVE KWOK *		BEIJING
EDWARD H.P. LAM ♦*		BRUSSELS
HAIPING LI *		FRANKFURT
RORY MCALPINE ♦		LONDON
CLIVE W. ROUGH ♦		MOSCOW
JONATHAN B. STONE *		MUNICH
^ (ALSO ADMITTED IN CALIFORNIA)		PARIS
♦(ALSO ADMITTED IN ENGLAND & WALES)	November 28, 2017	SÃO PAULO
*(ALSO ADMITTED IN NEW YORK)		SEOUL
SHANGHAI
REGISTERED FOREIGN LAWYERS		SINGAPORE
Z. JULIE GAO (CALIFORNIA)		TOKYO
BRADLEY A. KLEIN (ILLINOIS)		TORONTO

Ms. Erin E. Martin, Special Counsel

Mr. David Lin, Staff Attorney

Mr. H. Stephen Kim, Assistant Chief Accountant

Mr. Robert Klein, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          LexinFintech Holdings Ltd.

Amendment No. 1 to Registration Statement on Form F-1
Filed November 20, 2017

File No. 333-221509

Dear Ms. Martin, Mr. Lin, Mr. Kim and Mr. Klein:

On behalf of our client, LexinFintech Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 22, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Company’s amendment no. 1 to the registration statement on Form F-1 (the “Registration Statement”) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 2 — Significant Accounting Policies

Quality Assurance Program on Juzi Licai, page F-78

1.             Please provide us with a copy of the agreement that is entered into by all counterparties involved with the quality assurance program (“QAP”).

The Company respectfully advises the Staff that the forms of all the agreements that are entered into by all counterparties involved with the QAP were previously provided to the Staff on September 5, 2017 in paper form pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”) in response to Staff’s comment 1 contained in the Staff’s letter dated August 14, 2017. To facilitate the review and for the convenience of the Staff, the Company confirms that it will provide those form agreements again in paper form pursuant to Rule 418 under the Securities Act promptly following the submission of this letter.

2.             We note your response to comment 2 indicating that there is no contingency. Based on your disclosure on page 147, we note you transfer certain amounts from the quality assurance funds to the corresponding investor if a customer is 7 days delinquent or in a serious default. Please tell us why you believe this does not constitute a contingency in which you are required to make payments to the investor based on the customer’s failure to make timely monthly payments. As part of your response, provide us with a detailed analysis explaining why you do not believe the arrangement is within the scope of ASC 460-10-15-4 through 6.

The Company respectfully advises the Staff that it does not believe the QAP arrangement is within the scope of ASC 460-10-15-4 through 6 with the following considerations:

•      As disclosed on page F-77 of the Registration Statement, the Company provides installment purchase loans and personal installment loans to its customers and records such loans as financing receivables at outstanding principal adjusted for any charge-offs, the allowance for credit losses, and net deferred origination fees on originated financing receivables, on its consolidated balance sheets.

•      As disclosed on page F-78 of the Registration Statement, when the loans discussed above are funded with the proceeds from the individual investors who invest in various investment programs on Juzi Licai with different terms and estimated rates of return, the Company concludes that it is the primary obligor to the individual investors in the lending relationship and records the liabilities to the individual investors as funding debts and accrued interest payable on its consolidated balance sheets. The Company is obligated to repay all amounts of principal and future interests due to the individual investors based on the terms of the investment programs.

•      The Company implemented the QAP in July 2017 by setting aside certain amount of cash from monthly repayment received from its customers into custody bank accounts solely for the repayment of delinquent amount, if any, to the individual investors on Juzi Licai. The QAP is just an operational enhancement and does not release the Company from the obligation to repay the principal and interests due to the individual investors under the investment programs between the Company and the individual investors, nor does it provide additional guarantee to the individual investors. The Company is obligated to repay the individual investors for all amounts of principal and future interests regardless of whether the QAP has been implemented or not. The cash set aside and transferred into QAP funds through custody bank accounts is accounted for as restricted cash on the Company’s consolidated balance sheets. To the extent the restricted cash set aside in custody bank accounts is not sufficient to repay the delinquent loans, the Company is obligated to repay the unpaid delinquent amount using its own funds. Therefore, the Company believes the implementation of the QAP does not impact the Company’s accounting treatment for liabilities with respect to the individual investors on Juzi Licai.

•      Given that the entire amount of future repayment obligations due to individual investors has already been recorded as funding debts and accrued interest payable on the Company’s consolidated balance sheets and the QAP is not an additional liability to the individual investors, there is no contingency for the repayment of future principal and interests.

As such, the Company does not believe the QAP arrangement constitutes a contingency within the scope of ASC 460-10-15-4 through 6.

3.             We note your response to comment 2 explaining the journal entries that are recognized when the quality assurance program funds are received. Please clarify the entries that are recognized specifically relating to the restricted cash component (both debit and credit). To the extent that a credit is recognized to accrued interest receivable, deferred interest and financial services income, explain the portions relating to each of those components and how they are determined.

The Company respectfully advises the Staff that it accrues interest and financial services income over the terms of loans, on a daily basis, using the effective interest rate method and records the following journal entries:

Debit: Accrued interest receivable

Credit:   Interest and financial services income

If the borrowers make monthly repayments (including both monthly principal and interests) on the scheduled repayment dates, the Company would record the journal entries as follows:

Debit: Cash (equals to the monthly repayment amount)

Credit:   Financing receivables (principal amount of monthly repayment)

Credit:   Accrued interest receivable (interest amount of monthly repayment)

If the borrowers make monthly repayments a few days before the scheduled repayment dates but such repayments do not constitute prepayment of loans, the Company would recognize the interest and financial services income accrued till the actual repayment date and reduce the balance of financing receivables and accrued interest receivable accordingly, and then record the remaining portion as deferred interest and financial services income. The Company would record journal entries as follows:

Debit: Cash (equals to the monthly payment amount)

Credit:   Financing receivables (principal amount of monthly repayment calculated based on contractual cash flows using effective interest rate)

Credit:   Accrued interest receivables (equals to the interest and financial services income amount accrued till the actual repayment date)

Credit:   Deferred interest and financial services income (balancing figure)

In response to the Staff’s comments regarding journal entries specifically relating to the restricted cash component, the Company respectfully advises the Staff that it sets aside a portion of each monthly repayment from borrowers equal to a certain percentage of the outstanding principal balance of the loans and transfers such amount to custody bank accounts when monthly repayments are received. The entries are as follows:

Debit:     Restricted cash — quality assurance program (equals to outstanding principal balance at the beginning of the relevant monthly period * 4.5%/12)

Credit:        Cash

Subsequently, when the restricted cash under the QAP is remitted to the individual investors to repay the principal and interests of any delinquent loans covered by the QAP, the Company would record the journal entries as follows:

Debit:     Funding debts — liabilities to individual investors on Juzi Licai

Debit:     Accrued interest payable — liabilities to individual investors on Juzi Licai

Credit:   Restricted cash — quality assurance program (capped at the available balance of QAP funds)

Credit:   Cash (the Company intends to repay the unpaid delinquent amount using its own funds in the event that QAP funds become insufficient)

4.                                      We note your response to comment 3, which includes discussion that the funds set aside in the QAP were not sufficient to cover payouts for defaulted loans for the three months ended September 30, 2017. Please address the following:

•                  Tell us how your delinquency rate for these loans covered under the QAP compares to your delinquency rates disclosed on pages 89 and 90. To the extent that it is different, explain why and disclose those factors.

The Company respectfully refers the Staff to the following tables for the delinquency rates for loans covered under the QAP.

The following table provides the delinquency rates for all loans covered by the QAP as of September 30, 2017:

	Delinquent for
	1-29 Days	30-59 Days	60-89 Days	90-179 Days
September 30, 2017	1.86%	0.41%	0.04%	—

The following table provides the delinquency rates for installment purchase loans covered by the QAP that were outstanding as of September 30, 2017:

	Delinquent for
	1-29 Days	30-59 Days	60-89 Days	90-179 Days
September 30, 2017	0.48%	0.15%	0.03%	—

The following table provides the delinquency rates for personal installment loans covered by the QAP that were outstanding as of September 30, 2017:

	Delinquent for
	1-29 Days	30-59 Days	60-89 Days	90-179 Days
September 30, 2017	1.93%	0.42%	0.04%	—

The delinquency rates set forth in the tables above were calculated as outstanding principal balance of respective loans that were 1 to 29, 30 to 59, 60 to 89 and 90 to 179 calendar days past due divided by the total outstanding principal balance of the respective loans covered by the QAP as of September 30, 2017.

The Company believes that the delinquency rates for loans funded by individual investors on Juzi Licai on or after July 7, 2017 were not materially different from the delinquency rates for all loans (including on- and off- balance sheet loans) disclosed on pages 89 and 90 of the Registration Statement.

•                  Tell us the percentage of new loans originated under the QAP that are already delinquent or in default.

The Company respectfully advises the Staff that as of September 30, 2017, 1.56% of new loans originated under the QAP were already delinquent. This percentage refers to outstanding principal balance of loans covered by the QAP that were past due as of September 30, 2017, divided by the total principal amount of loans originated under QAP for the period from July 7, 2017 to September 30, 2017.

•                  For these new loans that were originated and defaulted during the same quarter, tell us whether you recognized an allowance on these new loans and explain the factors considered in your determination. To the extent that you did recognize an allowance, quantify the amount recognized.

The Company respectfully advises the Staff that it recognized an allowance on these new loans that were originated under the QAP during the quarter ended September 30, 2017.

The Company applies the same process and methodology, as disclosed on page F-80 of the Registration Statement, as the loans funded by individual investors on Juzi Licai prior to July 7, 2017 to assess the creditworthiness and collectability of the loan portfolio covered by the QAP on a pooled basis, mainly based on delinquency levels and historical charge-offs. The Company recorded an amount of RMB59.9 million provision for credit losses on the loan portfolio covered by the QAP during the period from July 7, 2017 to September 30, 2017 on its consolidated statements of operations.

In addition, the amount of loans that were delinquent and repaid with funds from the QAP during the period from July 7, 2017 to September 30, 2017 was RMB37.3 million.

•                  Revise your disclosures to include the relevant information discussed in your response.

In response to the Staff’s comment, the Company will amend the third paragraph currently on page F-79 of the Registration Statement as follows in the next amendment to the registration statement on Form F-1:

“Considering  that the loans funded with the proceeds from Individual Investors on Juzi Licai are on-balance sheet loans, the Group is obligated to repay the Individual Investors for all amounts of principal and future interests regardless of whether the QAP has been implemented or not. The Group determines that there are no additional liabilities to be recognized in addition to the principal and interests due to Individual Investors recorded as “Funding Debts” and “Accrued interest payable” on its Unaudited Interim Condensed Consolidated Balance Sheets. The quality assurance funds set aside under the QAP through custody bank accounts are recorded as “Restricted cash” on its Unaudited Interim Condensed Consolidated Balance Sheets. The Group applies the same process and methodology to evaluate the creditworthiness and collectability of the loan portfolio covered by the QAP on a pooled basis, mainly based on delinquency levels and historical charge-offs.”

5.                                      We note your response to comment 3 indicating that if the QAP becomes insufficient to pay back all individual investors with defaulted loans, these individual investors will be repaid on a pro rata basis, and their outstanding unpaid loans will be deferred to the next time when the QAP is replenished. Please address the following:

•                  Explain how the pro rata and payment deferral terms correspond to the fact that the Company is the primary obligor to the individual investors.

The Company respectfully advises the Staff that the pro rata and payment deferral terms are the terms according to which the Company operates the QAP, and the implementation of QAP would not change the Company’s conclusion that it is the primary obligor to individual investors and is obligated to repay all amounts of principal and future interests due to the individual investors as explained in greater detail in the response to the Staff’s comment no. 2 above. As disclosed on page F-79 of the Registration Statement, for those individual investors on Juzi Licai who fund loans covered by the QAP, in the event the QAP becomes insufficient to pay back all individual investors with defaulted loans, funds from QAP will be used to repay individual investors on a pro rata basis and their outstanding unpaid loans will be deferred to the next time when the QAP is replenished, at which time a distribution will again be made to all individual investors with those defaulted loans. The QAP provides the Company with an option to defer the payment of outstanding unpaid loans to the next time when the QAP is replenished.

•                  Tell us whether the Company is ultimately obligated to repay the individual investors the loan amount regardless of whether the QAP funds are sufficient or not.

As explained in greater detail in the responses to the Staff’s comment no. 2 above, the Company, as the primary obligor in the lending relationship, has obligations to fully repay the principal and interests due to individual investors on Juzi Licai regardless of whether the QAP funds are sufficient or not.

•                  If the QAP funds never become sufficient to repay the individual investors, tell us what the accounting impacts would be and what journal entries you would recognize.

As explained in greater detail in the responses to the Staff’s comment above, in the event that the QAP funds become insufficient to repay the individual investors, the Company, as the primary obligor in the lending relationship, is obligated to repay the unpaid delinquent amount using its own funds. Given that the entire amount of future repayment obligations due to individual investors has already been recorded as funding debts and accrued interest payable on the Company’s consolidated balance sheets, no additional journal entries are required to be recorded. The Company would record the journal entries by debiting the balances of funding debts and accrued interest payable to the individual investors and crediting its own unrestricted cash balances as illustrated in greater detail in the responses to the Staff’s comment no. 3 above.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Jay Wenjie Xiao, Chief Executive Officer, LexinFintech Holdings Ltd.

Craig Yan Zeng, Chief Financial Officer, LexinFintech Holdings Ltd.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Matthew D. Bersani, Esq., Shearman & Sterling LLP